March 23, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Julia E. Griffith

Special Counsel

Office of Mergers and Acquisitions

Re:	Genentech, Inc.
Schedule 14D-9 filed February 23, 2009
Amendment No. 4 to Schedule 14D-9 filed March 6, 2009
Amendment No. 5 to Schedule 14D-9 filed March 12, 2009
Amendment No. 6 to Schedule 14D-9 filed March 12, 2009
File No. 5-32488

Ladies and Gentlemen:

We refer to Ms. Griffith’s letter dated March 20, 2009 which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Schedule 14D-9 and related amendments (the “Schedule 14D-9”) of Genentech, Inc. (the “Company” or “Genentech”). On behalf of the Company, please find our responses to the Staff’s comments below. For your convenience, we have copied each of the comments in Ms. Griffith’s letter immediately preceding our response thereto.

Schedule 14D-9 filed February 23, 2009

General

1. Supplementally advise us whether any members of Genentech senior management or current board members (other than those Genentech board members currently affiliated with Roche) will become board members of Roche or will receive significant equity positions in Roche going forward. If so, consider whether these individuals should be included as filing persons on the Schedule 13E-3.

We supplementally advise the Staff that no members of Genentech’s senior management or current board members (other than those Genentech board members who are affiliates of Roche) have any agreement to become board members of Roche or to receive any equity positions in Roche in connection with Roche’s acquisition of Genentech. Therefore, the Company determined that these individuals are not required to be included as filing persons on the Schedule 13E-3.

Securities & Exchange Commission

March 23, 2009

Amendment No. 6 to the Schedule 14D-9 filed March 12, 2009

Exhibit 99(a)(13) – Roche Merger Internal Frequently Asked Questions

2. In Q3, you characterize the $112 per share figure as the figure at which the Special Committee has previously valued Genentech. This seems inconsistent with your disclosure in Amendment No. 5 to the Schedule 14D-9, where you characterize that number as the starting point for negotiations with Roche. In addition, your statements here concerning the developments in economic conditions should be explained in light of your supplemental response to comment 11 in our prior comment letter dated March 6, 2009. See our comments below.

We respectfully advise the Staff that we believe the answer to Q3 is entirely consistent with the disclosure in Amendment No. 5 to the Schedule 14D-9. In both the answer to Q3 and Amendment No. 5 to the Schedule 14D-9, Genentech disclosed that $112 was the starting point for negotiations with Roche. The questions in the Frequently Asked Questions filed as Exhibit 99(a)(13), including Q3, are hypothetical questions that Genentech believes might be asked by its employees about the transaction. The hypothetical question in Q3 was not intended to characterize the $112 per share figure as the Special Committee’s valuation of Genentech, but rather was intended to succinctly raise the potential issue, permitting the answer to correct potential misunderstandings by employees who might think that $112 was the Special Committee’s view of valuation and/or final proposal. The answer to Q3 states that “The $112 per share figure was never a ‘final’ figure. When the Special Committee offered that figure in December 2008, it also indicated that it was willing to have a constructive conversation about price with Roche.” We respectfully advise the Staff that we believe the answer to Q3 concerning the deterioration in the financial markets is consistent with our supplemental response to comment 11 in the Staff’s prior comment letter dated March 6, 2009, which is discussed in more detail in our response to comment 5 below.

In response to the Staff’s comment and in order to avoid any possible confusion, Genentech has posted a revised question and answer to Q3 on its intranet site, which is filed as exhibit 99(a)(15) to Amendment No. 8 to the Schedule 14D-9.

Amendment No. 5 to the Schedule 14D-9 filed March 12, 2009

3. We note your response to comments 5 and 8 in our March 6th comment letter. Pursuant to Item 1013(b) of Regulation M-A, please expand the disclosure to include a discussion of the alternatives referenced in your response to our comment. If Roche rejected these alternatives out of hand, revise your disclosure to say that.

Securities & Exchange Commission

March 23, 2009

We note the Staff’s comment and have revised the “Background of the Offer” in Item 4 of the Schedule 14D-9 in Amendment No. 8 in response to the Staff’s comment.

Additional Comments:

The $93.00 Offer, page 6

4. On page 7, you cite recent market downturns and state that “the Special Committee concluded that while $112 per Share was a reasonable starting point for a negotiation in December 2008, it was not an appropriate expectation in the current financial environment.” However, in response to comment 11 in our prior comment letter, you state “in the Company’s experience, pharmaceutical and biotechnology companies are typically unharmed or less harmed by economic downturns and therefore the economy, as well as the other factors indicated in the Staff’s comment, were not significant components in the difference between the 2007 LRP and the 2008 Financial Plan.” Please reconcile these statements.

We supplementally advise the Staff that while the current economic and financial situation has had significant effects on the fair value of the Company, the Company believes that the impact of the current economic and financial situation on its business will be limited and have been taken into account in the Company’s financial projections set forth in the 2008 Financial Plan.

The statement on page 7 references the dramatic downward revaluation of equity securities in the public trading markets between mid-December 2008 and mid-March 2009, which has correspondingly negatively affected financial analysis methodologies based on trading market metrics and investor views of fair value and tolerance for risk. The factors are disclosed on page 7 and page 29 of Amendment No. 5 to the Schedule 14D-9.

Our response to comment 11 in our letter to the Staff dated March 12, 2009, on the other hand, was not directed to the current trading market environment and its implications on fair value of the Company and investor expectations, but rather to the question posed by the Staff concerning the Special Committee’s confidence in the appropriateness of relying on the 2008 Financial Plan, notwithstanding the continued downturn in the economy during the fourth quarter of 2008 and the first quarter of 2009. In that context, our response dealt with the reasons why the Special Committee and the Company did not believe that the economic and financial downturn and other factors cited by the Staff would have a material negative effect on the Company’s operating performance, to the extent applicable, and had been fully factored into the 2008 Financial Plan.

In addition, in response to the Staff’s comment we have revised the “Background of the Offer” in Item 4 of the Schedule 14D-9 in Amendment No. 8.

Securities & Exchange Commission

March 23, 2009

2008 Financial Plan Based on Most Current Information, page 9

5. The changes that you list on pages 9 and 10 appear to have a net positive impact on the company’s projected revenues and prospects, even after correcting for possible negative outcomes in specific trials. Disclose the reasons that the Special Committee nonetheless concluded that the $95.00 price was adequate, even in light of the previous negotiating position that the appropriate starting point for negotiations was $112.00.

We respectfully advise the Staff that the items that appear on pages 9 and 10 of Amendment No. 5 to the Schedule 14D-9 are a list of changes to the Company’s business since the development of the 2007 LRP. As disclosed in Amendment No. 5 to the Schedule 14D-9, “[t]hese changes had a net positive effect on the 2008 Financial Plan relative to the 2007 LRP” and were included in the 2008 Financial Model, which was considered by the Special Committee when it met on December 10, 2008 and determined that $112 per Share was a reasonable starting point for a negotiation with Roche.

We respectfully advise the Staff that on pages 12 and 13 of Amendment No. 5 to the Schedule 14D-9, Genentech identified significant business developments since the development of the 2008 Financial Plan. As disclosed in Amendment No. 5 to the Schedule 14D-9, “[t]he Company’s management believes these developments in the aggregate will result in future cash flows greater than those contained in the 2008 Financial Plan.” The impact of these developments on the Company’s cash flow forecasts was incorporated in the discounted cash flow analysis performed by Goldman Sachs and presented to the Special Committee on March 11, 2009. However, as noted in our response to comment 11 below, the financial analysis and presentation of Goldman Sachs, including the discounted cash flow analysis, was a factor considered by the Special Committee in making its recommendation, but was not the only financial analysis considered. While the Special Committee believed that the current economic and financial situation had limited effects on the Company’s financial projections, the current economic situation had significant effects on the fair value of the Company because of the dramatic downward revaluation of equity securities in the public trading markets between mid-December 2008 and mid-March 2009, which has correspondingly negatively affected financial analysis methodologies based on trading market metrics and investor views of fair value and tolerance for risk. Therefore, as disclosed on page 7 of Amendment No. 5 to the Schedule 14D-9, as revised in Amendment No. 8 to the Schedule 14D-9, the Special Committee concluded that while $112 per Share was a reasonable starting point for a negotiation in December 2008, it was not an appropriate expectation in light of the current economic and financial situation and its impact on the fair value of the Company.

Opinion of Goldman, Sachs & Co., page 17

6. Explain what you mean by an “illustrative” analysis. You appear to have done the illustrative discounted cash flow analysis, for example, using different assumptions than those that applied to the Discounted Cash Flow Sensitivity Analysis.

Securities & Exchange Commission

March 23, 2009

We supplementally advise the Staff that each of the Discounted Cash Flow Analysis and the Discounted Cash Flow Sensitivity Analysis is an illustrative analysis because neither analysis is intended to be predictive of the future results of the Company. These illustrative discounted cash flow analyses were derived by Goldman Sachs from the internal financial analyses and forecasts for the Company that were prepared by management. The illustrative Discounted Cash Flow Sensitivity Analysis used the same underlying forecasts and assumptions with respect to discount rates and perpetuity growth rates as the Illustrative Discounted Cash Flow Analysis as a base case and then applied changes to the value of variables such as incremental revenue compounded annual growth rates and EBIT margins to demonstrate how the calculated illustrative implied prices per Share vary as a result of those changes. We refer you to pages 24 to 29 of the March 11, 2009 Goldman Sachs Presentation which was previously filed as exhibit 99(c)(8) to Amendment No. 5 to the Schedule 14D-9.

Discounted Cash Flow Sensitivity Analysis, page 20

7. Explain how Goldman Sachs and the Special Committee were able to conclude that the price was fair in spite of the fact that the value ranges indicated by the DCFS analysis were substantially higher than the offering price.

We supplementally advise the Staff that, as described on page 31 of Amendment No. 5 to the Schedule 14D-9, the Special Committee did not find it practical to, and did not quantify or otherwise assign relative weights to, the specific reasons underlying its determination and recommendation. The financial analyses and presentation of Goldman Sachs, including the DCFS analyses referenced by the Staff, were factors considered by the Special Committee, but not the only factors considered. Moreover, we note that a number of factors considered by the Special Committee, including certain analyses presented by Goldman Sachs, indicated illustrative valuation ranges that encompassed, were lower or were higher than $95 per Share. In sum, as set forth on pages 28-32 of Amendment No. 5 to the Schedule 14D-9, the Special Committee, in reaching its determination that the $95 merger agreement price was fair to the public stockholders of the Company, took numerous factors into account, some of which were financial analyses that indicated prices or price ranges encompassing or lower than $95, some of which were financial analyses that indicated prices or price ranges above $95, and many of which were not based on financial analyses and are not susceptible to ready quantification.

As described in the opinion of Goldman Sachs that is described in the Schedule 14D-9 and previously filed as Annex B thereto, Goldman Sachs considered the results of all of its analyses in arriving at its fairness determination and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses.

Securities & Exchange Commission

March 23, 2009

Present Value Future Share Price Analysis, page 21

8. Explain briefly how you chose the “estimated future earnings” and the “assumed price to future share earnings per share multiple.”

We supplementally advise the Staff that the estimated future earnings were derived by Goldman Sachs using financial information for the Company provided to it and prepared by the Company’s management for each of the fiscal years 2009 to 2011 (as set forth in the 2008 Financial Plan) and then applying certain adjustments to stock repurchase assumptions. The financial information for the Company prepared by the Company’s management is described in the “2008 Financial Plan” section of Item 4 of the Schedule 14D-9 and the adjustments to stock repurchase assumptions are described in Note 1 on page 35 of the March 11, 2009 Goldman Sachs Presentation, which was previously filed as exhibit 99(c)(8) to Amendment No. 5 to the Schedule 14D-9.

The range of assumed price to future share earnings per share multiples used by Goldman Sachs in this analysis was derived by Goldman Sachs utilizing its professional judgment and experience after reviewing information relating to other companies selected by Goldman Sachs.

9. Explain how you selected the discount rate for this analysis.

We supplementally advise the Staff that the discount rate of 9% used by Goldman Sachs in this analysis was derived by Goldman Sachs utilizing a cost of equity analysis based on certain financial metrics, including betas, for the Company and other companies selected by Goldman Sachs utilizing its professional judgment and experience.

In addition, in response to the Staff’s comment we have revised “Opinion of Goldman, Sachs & Co.” in Item 4 of the Schedule 14D-9 in Amendment No. 8 to explain how the discount rate was selected.

Goldman, Sachs Presentations, page 24

10. Earlier disclosure refers to a September 22 presentation by Goldman Sachs. Advise us if this is an error; if not, please file the September 22 presentation.

We note that the materials presented on September 22, 2008 were provided to the Staff supplementally by e-mail from John M. Newell of Latham & Watkins LLP on the morning of March 11, 2009. It is the view of the Company that these materials are not an opinion, report or appraisal, which are required to be filed and note in particular that they contain no financial analysis.

Securities & Exchange Commission

March 23, 2009

11. The February 22, 2009 materials and the March 11, 2009 materials appear to cover the same information and to be based on the same analyses and assumptions. Disclose the reasons that the conclusions reached in the presentations diverge by $17.00 per share.

We supplementally advise the Staff that none of the Goldman Sachs materials provide any conclusions as to what constituted the fair value of the Company. These materials provide indicative price ranges based on different financial analysis methodologies applied by Goldman Sachs, none of which is intended to represent or indicate a range of fair values. We respectfully refer the Staff to our responses to comment 4 and comment 5 above for a discussion of the $95 tender offer price under Roche’s revised tender offer and merger agreement with the Company and the $112 “asking price” put forward by the Special Committee in the course of negotiations with Roche.

In response to the Staff’s request, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call me at (650) 565-3514.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Bradley L. Finkelstein
Bradley L. Finkelstein